Nordson Code of Ethics and Business Conduct

Letter from Our President and Chief Executive Officer

Dear Nordson Colleague,

The essence of our Code of Ethics and Business Conduct is captured in Nordson’s Corporate Purpose:

“Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.”

This statement clearly reflects the vision and values of our founders’ unyielding commitment to treat all constituencies—shareholders, customers, suppliers, communities and, most importantly, employees—with honesty and integrity. Our Values—Integrity, Excellence, Passion for Our Customers, Energy and Respect for People—grow out of this commitment, and reflect the behaviors we should all strive to include in every aspect of the way we conduct business on behalf of Nordson.

As a global corporation, Nordson operates in many countries with differing laws, cultures and practices. The business environment in which we operate is continuously changing. Not only must we strive to manufacture and deliver the best products and services; it is also essential that we conduct ourselves at all times with integrity and in full compliance with the laws and regulations that govern our global business activities.

In many instances, our commitment to ethical behavior requires us to set standards beyond what is legally required or even commonly practiced in certain geographies. This commitment must never be compromised, even in business situations where competitive advantage may be at stake. All of us should consider how our individual actions would affect the integrity and credibility of Nordson as a company, and we must avoid situations that could lead to improper or illegal actions.

Our revised Code of Ethics and Business Conduct, which we refer to in this document as our “Code,” provides the basic guidelines needed to understand our responsibilities in conducting business on behalf of Nordson and making the right decision. I encourage you to ask questions if you are unsure whether your actions or those of a colleague are permitted under the Code. It is crucial that we uphold our commitment to ethical behavior and report any actual or suspected misconduct. No Nordson employee will ever be retaliated against for making a good faith report. Questions or reports of ethical violations can be submitted using the contact information at the end of this Code.

Each of us should follow the letter and spirit of our Code, carefully study its contents and consult it whenever we have a question about ethical business conduct. Knowing our Code and living by it is essential to Nordson’s continued success. By better understanding Nordson’s expectations, we can continue to make the right choices.

Sincerely,

Michael F. Hilton

President and Chief Executive Officer

Table of Contents

Please note: In this Code, we sometimes use the words “Company,” “we,” “us” and “our” to refer to Nordson Corporation and its subsidiary operations, as well as its directors, officers and employees.

Our Code

Applying Our Code

The Nordson Code of Ethics and Business Conduct (our “Code”) is a reference guide to help us make ethical and proper business decisions. Of course, one document cannot possibly cover all of the situations we might face in our daily business activities. In many of these situations, we will be able to make the right choice by using common sense. In other cases, it will not be so easy to determine the proper course of action. In these instances, our Code exists to guide us in the most ethical direction. It addresses some of the more common ethical dilemmas we may face, and provides helpful resources for seeking further guidance and reporting our concerns.

Our Code applies to all Nordson directors, officers and employees. Wherever we are located throughout the world, each of us has a duty to meet the standards set out in our Code. We also expect Nordson’s representatives, agents, suppliers and consultants to uphold similar standards whenever operating on our behalf.

Living Our Code

We have an obligation to understand and follow the values and guidance set out in this Code and in our company policies. We should familiarize ourselves with these values and guidance so that we are aware of what is expected of us as employees, officers and directors of Nordson. It is our shared obligation to conduct business honestly, ethically and legally so that we can continue to achieve excellent results on a global scale.

Knowing and Complying with All Applicable Rules, Laws and Regulations

As an international organization, we should be aware that laws and regulations vary from one country to the next. We must be familiar with and follow the various local laws and regulations that apply to our jobs.

Since Nordson is a publicly traded company based in the United States, it is crucial that we comply with U.S. law, no matter where we are located. If there is an inconsistency between U.S. law and local law or custom, you should seek guidance from one of the lawyers in the Law Department before acting. While we are expected to have a general familiarity with the guidelines in effect for our jobs, most of us are not required to be legal experts. In any situation where you are not sure of the correct course of action, you should first contact one of the lawyers in the Law Department.

Consequences of Code Violations
Violations of our Code will result in disciplinary action, up to and including termination. Depending on the severity of the incident, individuals involved may also be at risk for prosecution for civil or criminal offenses. It is important to keep in mind that certain misconduct may also subject Nordson to civil and/or criminal liability.

Our Supervisors and Managers Are “Champions” of Our Code
Nordson’s supervisors and managers have additional duties to act as role models and champions of our Code. As leaders, they bear the responsibility of making sure that the employees they supervise are familiar and act in accordance with our Code. As such, our supervisors and managers have the responsibility to ensure that this Code is well understood by employees in their groups, and to monitor employees’ business decisions to ensure compliance with the Code. As part of “Living Our Code,” all of us—employees, officers and directors—are required to certify that we have met our responsibilities as outlined in our Code on an annual basis.

In addition, supervisors and managers must provide a work place in which employees feel comfortable raising questions or reporting concerns. If you are a supervisor or manager, you must never retaliate or tolerate retaliation against any employee who makes a report in good faith. Making a report “in good faith” means that a person, to the best of his or her knowledge, has given an honest, accurate and complete account. Nordson does not tolerate retaliation against anyone, and expects our leaders to uphold this commitment.

Getting Help and Reporting Violations

Seeking Guidance, Raising Questions and Reporting Concerns

Although our Code attempts to cover many common legal and ethical scenarios you may face during the ordinary course of business, there may still be times in which you are unsure how to resolve the situation at hand. At these times, we are encouraged to utilize Company resources for guidance. You will find relevant contacts throughout this Code, as well as in the Index of Contact Information at this end of the Code.

All of us are encouraged to seek advice or ask questions when we are unsure about the course of action to take, or the actions taken by a fellow employee. We also have a responsibility to report any concerns or violations of the Code immediately. In bringing concerns or violations to management’s attention, you are helping to ensure that Nordson adheres to the strictest ethical and legal standards. If you are seeking guidance or want to raise concerns, you should first consider discussing the issue with your immediate supervisor or manager. However, you may also contact any of the resources listed in the Index of Contact Information section, including the external Helpline.

Anonymous Reporting Resources

Where local laws permit, you may make an anonymous report by contacting the external Helpline. Please note that making an anonymous report may limit our ability to conduct a thorough investigation. Therefore, you are encouraged to provide detailed information, including your identity, when making a report. All reports will be kept confidential to the extent required by law and necessary to complete an investigation.

What is the External Helpline?

The external Helpline is a third-party resource that you can use to submit any questions or concerns, or to report a violation by phone or online. When using the Helpline, you have the option of remaining completely anonymous, where allowed by local law. This resource is available 24 hours a day, 7 days a week and, when requested, provides interpreters who speak the local language. The Helpline is operated by an independent company, which assists Nordson in responding to your concerns. If you are unsure where to go to ask questions, or want to submit a report and are uncomfortable about using one of the other contacts, you can contact the Helpline by calling one of the local toll-free numbers listed in the Index of Contact Information, or online at www.listenupreports.com.

What Happens When I Contact the External Helpline?

When you contact the external Helpline either by phone or online, all information you provide will be treated confidentially, to the extent possible. A specialist will make a detailed summary of your report and will forward the summary to a designated ethics response team member of Nordson to review, respond and resolve. A report regarding accounting or financial reporting violations will be forwarded to the Audit Committee of the Board of Directors. After you make a report, you will receive a tracking number so that you can check back on the status of your report.

Non-Retaliation Policy
It is important that each of us be committed to discouraging illegal or unethical business practices. We must promote a culture where we are comfortable raising and discussing concerns about our business practices, to make sure our practices continue to be the best in the industry. Therefore, any acts of retaliation that result from seeking guidance or reporting in good faith known or suspected violations are not permitted.

Any employee who takes any action against another employee for making a report will be subject to disciplinary action, up to and including termination.

Handling Reports and Investigations

Nordson investigates all reports promptly, thoroughly and without bias. Our Company will take appropriate corrective or disciplinary measures whenever necessary. You may be asked to participate in an investigation of reported misconduct. Your cooperation is necessary to ensure that any reported misconduct can be resolved.

Our Fellow Employees

Workplace Diversity and Respect

We are committed to treating our colleagues with respect, dignity and fairness. Living by this principle improves our workplace. It ensures that we attract a variety of talents, strengths and backgrounds. These characteristics promote our success.

Nordson is dedicated to cultivating a positive work environment where employees are treated fairly. We therefore must make all employment-related decisions based on job-related qualifications and without regard for characteristics protected by law, such as race, color, national origin, religion, gender, age, marital status, disability, veteran status, citizenship status or sexual orientation. You may find the Affirmative Action Policy Statement and Equal Employment Opportunity Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

A positive work environment is also one that is free from harassment. Although legal definitions of harassment may differ from country to country, “harassment” at our Company includes any unwelcome conduct toward another person that creates an intimidating, hostile or offensive work environment. It is important to note that harassment can be verbal or physical, spoken or written, and in-person or through other means, such as e-mail. Additionally, harassment need not be sexual in nature in order to be inappropriate. Potentially offensive behavior includes sexual advances, racial slurs or negative comments or jokes about subjects such as race, religion or ethnicity. Our Company will not tolerate any such conduct, regardless of whether a harassment claim is actionable under local law in the country where you are operating.

Q: A co-worker confided in me that her supervisor has been harassing her. Last week, her supervisor set up a meeting with a customer and during the meeting was inappropriately touching my co-worker. This was not the first time the supervisor inappropriately touched my co-worker. I encouraged my co-worker to report the situation, but she is afraid she will lose her job if she does so. What should I do?

A: First, you should suggest that your co-worker inform her supervisor that the touching is not welcome. If the behavior does not end and your co-worker is afraid to make a report, then you should report the situation to your supervisor or the Human Resources department. Nordson encourages all of us to report any violations of our Code, Company policy or the law. Reporting this incident may help fellow employees who are in a similar situation. If you are a supervisor or manager, and an employee discloses this type of situation to you, then you may be legally obligated to report the incident.

Q: My supervisor recently announced that he would be moving our team meetings to noon on Fridays. I explained to him that I must worship during my lunch break at noon every day. My supervisor told me that if I can’t attend the meetings because “your God is so important,” I won’t be considered for a promotion. I feel offended and helpless, but know that team meetings are important. What should I do?

A: You should report your supervisor’s comments to your Human Resources representative right away. Regardless of whether your supervisor’s comments constitute illegal discrimination, they are offensive and will be dealt with in an appropriate manner.

Q: I hear a story that makes fun of a certain ethnic group. I am not offended by the story, and in fact find it funny. However, I think that some of my co-workers might not find the story funny. What should I do?

A: A story poking fun at a specific national, racial or ethnic group is potentially offensive, and is inappropriate—even if some employees find it “harmless” and amusing. You should not repeat the story to your fellow employees to be sure that no one is offended. Additionally, if you feel comfortable, you should suggest to the storyteller not to share such stories as some employees could find them offensive. You should also report the incident to your manager or another resource.

Q: I am a female employee and have been assigned to work with a colleague who happens to be a good friend of our supervisor. My supervisor expects that this colleague and I will get along well, but in the past he has made sexually suggestive comments to me. He makes me so uncomfortable that it affects my concentration. What should I do?

A: Your best course of action would be to contact Human Resources about the situation. If you feel comfortable doing so, you should speak directly to your colleague or to your supervisor. However, in this situation, it would be understandable if you chose not to do so.

Fair Employment Practices
As part of our commitment to respecting others, we uphold human rights in all of our operations. Nordson abides by all applicable wage and hour laws, ensuring fair employment practices are recognized across our global workforce. In addition, we do not employ the use of child or forced labor, and will not knowingly conduct business with any supplier or other business partner who does. You may find the Policy Against Human Trafficking and Slavery by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Workplace Privacy

As employees, we frequently have to provide sensitive or personally identifiable data to our colleagues, such as contact, compensation and benefits information. We have a responsibility to safeguard and respect the private personal information of our fellow employees in accordance with all applicable laws, including local privacy and data protection laws. If your job entails access to this type of confidential information, you must be especially careful to safeguard it and use it only to the extent necessary to carry out your job duties. You may find the Personal Information Security Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Workplace Safety
Our Company is committed to maintaining safe and healthy working conditions for each of us. To uphold that commitment, each of us needs to be accountable for following safety laws and regulations, as well as the safety practices and procedures Nordson has implemented. You should immediately report any unsafe or hazardous conditions or practices. In addition, each of us should familiarize ourselves with the Safety Management System. You may find the Safety Management System by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the Safety Management System materials.

As part of our commitment to workplace safety, we do not tolerate acts or threats of violence by or against our fellow employees. This includes actual physical conduct as well as intimidating or menacing language. If you are aware of any threatening behavior or actual or potential violence, you should report it at once.

You may find the Safety, Health and Environments Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Q: I have just been promoted to a new position in one of our manufacturing facilities. My supervisor has asked me to begin work immediately, even though I haven’t received training on the machinery that I’ll be using. I understand the basics, and am sure I’ll pick it up quickly. Can I start using this equipment before I receive proper training?

A: No. Proper training is critical to our commitment to preventing accidents and work-related injuries. You shouldn’t perform work with any equipment that you haven’t been trained to use. Instead, you should inform your supervisor that you haven’t received proper training yet.

Q: My supervisor has asked me not to report a minor injury that recently occurred at work. I didn’t miss any work as a result of the incident and my team’s performance award depends on our incident rate going down. Is it OK not to report it?

A: No, this is never OK. There is an apparent conflict between the financial incentive and the requirement to report all job-related illnesses and accidents. You must report all work-related injuries, no matter how minor. Tracking injuries, including those where no one was seriously hurt or missed work, helps us spot trends that could lead to more serious incidents.

Drugs and Alcohol in the Workplace
Our Company has adopted a policy addressing drugs and alcohol in the workplace. If you are facing a problem with substance abuse and come forward voluntarily, Nordson will do its best to provide assistance through referrals and rehabilitation services. If you believe a co-worker is under the influence of drugs or alcohol while at work, immediately let your supervisor know or inform your Human Resources representative.

You may find the Drug-Free Workplace and Alcohol and Drug Testing Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Our Customers, Suppliers and Competitors

Anti-Corruption Laws

Our presence in numerous countries worldwide requires that we maintain our integrity by adhering to the highest ethical standards wherever we work. This means following the various anti-corruption laws – including the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act and the United Nations Convention Against Corruption—in every jurisdiction in which we operate. In order to comply with these laws and Nordson policy, all of us—including representatives of our Company—are prohibited from:

•	Offering anything of value to a government official to obtain or maintain business

•	Making improper payments through a third party

•	Using company funds or assets to influence others through bribes and kickbacks.

A “bribe” is giving anything of value in an attempt to influence the actions or decisions of a government official, obtain business or gain any other improper advantage. Bribery is not only against the law in many places, but also destructive to the communities in which we do business. For those reasons, we must never bribe or attempt to bribe any government official. Keep in mind that in some countries, a government official includes:

•	Officials, employees and agents of national, regional or local governments

•	Military personnel

•	Members of the executive, legislative and judicial branches of national, regional or local governments

•	Candidates for political office, political parties and officials of political parties

•	Employees, commercial businesses or other enterprises owned or controlled by national, regional or local governments

Further, we must never engage in commercial bribery. “Commercial bribery” is the act of offering a bribe to private customers, suppliers or anyone working on their behalf with the intent to obtain or retain business. We are also forbidden from allowing a third party to make improper payments for us.

Likewise, we have adopted a zero-tolerance policy for “kickbacks.” This means we cannot make or accept payments as compensation for being part of a business arrangement.

Q: I am planning to host foreign government officials involved in a business deal with Nordson at a lunch meeting. Will this violate the FCPA or other anti-corruption laws?

A: A reasonable cost for a normal business lunch meeting with a government official may not be prohibited under FCPA or under local law. However, you must receive pre-approval by your supervisor or manager before coordinating such an event. Your supervisor or manager, along with the Law Department, can help you determine whether this could create the appearance of bribery.

Q: It has been difficult for Nordson to establish business in several countries. I recently met an agent who can assist our Company in obtaining business in one such country. May I engage this agent on behalf of our Company?

A: You may, but before doing so, we must first conduct a background check of the agent as part of our due diligence. Contact any of the lawyers in the Law Department for a form to give to the prospective agent. This form must be completed before any agreement is signed. Keep in mind that this background check is also required of new sales representatives and distributors.

Facilitating Payments

In certain very limited circumstances, making small, infrequent payments to government employees to expedite routine matters is not considered bribery. However, the distinction is often difficult to define, so if you are uncertain, you should consult with one of the lawyers in the Law Department. Also, if you receive a request for payment from a government official, you should notify the Law Department at once.

Anti-corruption laws are complex, and the consequences for violating these laws are severe. For this reason, you should avoid any activity that could be construed as an improper payment or gift.

Any payments permitted under these anti-corruption and anti-bribery laws—such as reasonable travel expenses for a government official to visit one of our facilities to witness a test of our equipment—must be accurately recorded in our accounting records.

Import/Export Compliance
Because we are a global company with operations and customers throughout the world, we must follow the trade laws and regulations in each country where we do business, as well as applicable trade restrictions imposed by the U.S. government. If we do not, we risk the loss of export privileges around the world.

Export control laws in the United States are very strict, and do not permit export sales to certain groups of people, companies and countries. These export prohibitions apply to Nordson, our international subsidiaries and our distributors. Keep in mind that an “export” includes the products and equipment we manufacture, as well as our technology and information.

Q: An international customer refuses to provide full information about the product’s end-user, which I need in order to assess compliance with the export regulations in my country. Can I proceed without this information?

A: No. Explain to the customer that this information is needed to meet export control regulations. If you cannot obtain this information from the customer, then contact the Global Trade Compliance Group for assistance.

Nordson also adheres to U.S. anti-boycott laws that prohibit us from participating in restrictive trade practices or unsanctioned boycotts. No matter where we are located, U.S. law forbids us from refusing or agreeing to refuse to do business with:

• A boycotted country or its nationals

• A blacklisted or boycotted company

In addition, we must never certify that an entity is not blacklisted or provide information on a company’s activities with a boycotted country or with a blacklisted company or concerning the race, religion, gender or national origin of personnel.

We must report any requests to participate in an unsanctioned boycott to the U.S. government. Therefore, if you believe you have received a boycott request or have any questions about boycott activities, it is crucial that you notify our Law Department.

Please contact the Global Trade Compliance Group if you need assistance in determining whether you can ship a Nordson product. You may find information about our export compliance program by accessing the Global Trade Compliance link on the Nordson Intranet site. If you do not have access to the Nordson Intranet, ask your supervisor or manager for information regarding the Global Trade Compliance program.

Conflicts of Interest

To uphold our reputation and live up to our value of excellence, we each have the duty to avoid conflicts of interest. A “conflict of interest” exists when a personal or family interest interferes with our abilities to make sound or objective business decisions on Nordson’s behalf. If you are aware of a potential conflict, you should disclose it to your supervisor or manager.

The following sections provide further guidance for common conflict of interest scenarios.

Entertainment and Gifts

Entertainment and gifts are courtesies commonly exchanged to foster business relationships and build corporate goodwill. However, it is a conflict of interest to use entertainment or gifts to influence a business decision (and may also violate bribery policies discussed above). You are reminded to use good judgment and moderation in accepting or giving gifts of any kind. A gift is never permitted if it is prohibited by law or if it is intended to or would appear to improperly influence the recipient. A gift in the form of cash or cash equivalent is never permitted.

It is best to follow these simple guidelines involving business gifts, gratuities or courtesies:

•	The gift, gratuity or courtesy should not be provided or received if there is an expectation that special treatment will follow.

•	The gift, gratuity or courtesy to be provided or received is permitted under all applicable laws governing the provider and the recipient.

•	The value of the gift, gratuity or courtesy is in line with the value of typical business gifts, gratuities or courtesies in the region.

Keep in mind that rules governing the giving of gifts, favors and entertainment to any public government official are much stricter than those set forth in this section. Please see the “Anti-Corruption Laws” section of our Code for more information.

Q: My marketing project won first prize in a competition sponsored by a trade association, and I was awarded a cash prize. Can I keep the cash prize?

A: No. While Nordson takes pride in your accomplishment, accepting the cash prize would create a conflict of interest. We should not benefit financially, beyond our normal compensation, for work projects completed as Nordson employees. You should contact the Ethics and Compliance Coordinator about how to best use the award. Some options to consider are using the funds for a company or department sponsored event or donating it to charity. You also need to inform your supervisor or manager about the award and how the funds were used.

Q: A long-time vendor sent me a gift card to my favorite restaurant. Can I accept the gift?

A: No. You should not accept this gift because it is in the form of a gift card. No matter what the amount may be, Nordson does not permit giving or receiving gifts in the form of cash or cash equivalents such as gift cards or checks.

Q: A vendor’s president has offered me four tickets to a professional sport championship that has been sold out for months. The president will not be attending the match, nor would anyone representing the vendor be attending with me. May I take my family, or do I have to invite co-workers?

A: Actually, you cannot accept the gift at all. It would appear that there is no business purpose if you and your family were the only ones attending. In addition, if you would have to favor the vendor on a future business transaction in return, you should not accept the invitation. However, if under the culture of the gift giver, the rejection of the offer would be offensive and rude, the gift may be accepted with the understanding that it would have to be turned over to Nordson for a charitable use. If the vendor were attending and invited you, you would be able to accept the invitation as long as there is no understanding on the vendor’s part that the vendor would be favored in a business transaction. Before accepting the invitation, you should check with [whom?] for clarification if this type of situation arises.

Outside Financial Interests

It is certainly acceptable to have financial interests in any publicly traded company, even if that company is a competitor, customer or supplier of Nordson. However, a direct investment should not be so significant (greater than 1% of the outstanding shares of the publicly traded company) that it could influence—or reasonably appear to influence—our judgment on company-related issues. If you already have a significant investment in such a company, you should bring it to the attention of one of the lawyers in the Law Department.

Q: I recently personally acquired part of a business that is a supplier to Nordson, and I’m concerned that Nordson will not approve. To avoid a conflict of interest, may I place my interest in the company in my brother’s name?

A: No. First of all, if you are directly benefiting from the interest, then the conflict clearly exists no matter whose name the interest in the business is placed in. Secondly, our policy extends to ownership interests by relatives and family members. This means the conflict of interest would still exist, and must be disclosed to the Ethics and Compliance Coordinator.

Outside Employment Opportunities

We may not participate in any outside employment or business interest where it might create a conflict of interest or interfere with our duties to Nordson. While employed at Nordson, we cannot accept an outside position with a company that acts as a supplier, business partner or competitor of Nordson. In addition, we may never use Nordson resources or take time away from our work to perform work for another company.

Further, serving on a board of directors, or as a trustee or officer for any company other than Nordson requires prior written approval from the Law Department.

Q: I have a second job that requires regular phone follow-up with my customers. Occasionally, I make calls or send e-mails to those customers from my desk. Since I do this work only during my breaks, is it acceptable?

A: No. While it may be acceptable to use Nordson’s resources, including e-mail and telephones for incidental personal purposes, such as a quick call to a friend to make lunch plans, it is never permissible to use Nordson’s telephone or e-mail system to do work for an outside job.

Improper Personal Benefits

A conflict of interest may also arise when a director, officer or employee, or a member of his or her immediate family, receives improper personal benefits because of his or her position within Nordson. Such benefits include gifts or loans from an entity or person with whom Nordson does business. We must avoid accepting any such benefit, as doing so is a violation of our Code, Company policy and the law.

Personal Relationships

A conflict of interest—or even the appearance of one—could also arise if we allow personal relationships to influence business decisions. Because of this, we are not permitted to supervise immediate family members, nor should they indirectly report to us. “Immediate family members” includes spouses, children, stepchildren, parents, stepparents, siblings, in-laws and any other members of your household. If you become aware of such a situation, you should report it to your supervisor or manager.

Similarly, you may not commit Nordson to a business relationship with a family member or a business in which a family member is a partner, director or officer, without first discussing the implications with your supervisor or manager. Permission from the Law Department may also be necessary.

Antitrust/Competition Laws
Nordson strives to be the leader in all its businesses, but we will do so only by competing fairly. Competition laws vary throughout the world, but share a common purpose: to protect and preserve a free market that provides high-quality goods and services to customers at fair prices. Each of us must abide by these laws (sometimes called “antitrust,” “monopoly” or “cartel” laws) wherever we do business.

There are a number of situations we should avoid in order to comply with these laws. We must not discuss pricing or price-related information with our competitors, even in casual conversation. We can never enter into an agreement with anyone with whom we do business to divide markets, customers or territories. In addition, we should never discuss boycotting customers, suppliers or competitors. If a competitor engages you in any of these types of discussions, you should stop the conversation immediately and promptly report it to your supervisor or manager. Even the appearance of collusion can create significant risk for Nordson.

Many of us frequently participate in trade associations. In doing so, we are in contact with representatives from our competitors. Keep in mind that fair competition laws apply to the way we conduct ourselves in trade association matters. We may get to know our competitors well at trade association meetings, where there is the risk that social interaction could lead to inappropriate business discussions. The best way to avoid an issue is to follow the guidelines in this section when you are participating in or attending trade shows or meetings.

Please see our Guidelines for Compliance with the Unfair Competition Laws and Regulations. You may find the Guidelines for Compliance with the Unfair Competition Laws and Regulations by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Q: I recently attended an industry conference. While there, I met up with my friend, who works for a competitor. At lunch, my friend implied that if I could get Nordson to charge more for a certain product, she’d make sure her company would charge the same price for a similar product. How should I respond?

A: You should tell your friend that this isn’t a proper business discussion and promptly report the conversation to your manager and a member of the Law Department. If you were to agree to such a deal, you may be guilty of price fixing. Price fixing violates fair competition laws and can carry severe consequences for both you and Nordson.

Q: At an industry conference, I was having lunch with a group of sales representatives from several competitors. One of them suggested, “We’d all do better if we divided up the territories.” Is this a good idea?

A: No. This sales representative is suggesting market division, which can be a violation of fair competition laws. You should not only excuse yourself, but you should do so in a way that leaves no doubt about your objection to the discussion. In addition, you should provide a written account of the incident and your departure from the conversations and group to your supervisor or manager and a member of the Law Department as soon as possible.

Fair Dealing
It is important that we follow the standards of fair dealing at all times. This means that our business conduct must always be guided by our integrity. It is particularly important for those of us involved in selling or marketing to provide only honest and accurate information when representing the advantages of Nordson products.

Therefore, whenever we discuss our products, services and prices, we must speak truthfully and accurately. This also means we never make false or misleading statements about our competitors or their products.

To remain competitive, it is essential that we are aware of our competitors’ business practices, but we must never come by this information illegally or unethically. For example, we may not hire a competitor’s employee for the purpose of obtaining confidential information. We must also be mindful that new employees may have confidentiality agreements by which they have to abide, so we should not encourage them to disclose information about their former employers. Nor may we pay or bribe a competitor’s representative for information. However, we may research our competitors through any means commonly available to the public.

To assist us in understanding the importance of truthful and accurate communication, our Company has developed a program called “Write Smart.” You may find the “Write Smart” materials by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced materials.

Q: We are not supposed to disparage our competitor’s products. Can we point out the differences between our products and why our products are better?

A: Yes. It is OK to point out to customers or others why we believe the features and performance of our products are better than our competitors’ products. That is what we should be doing. However, it is not acceptable to make unsubstantiated claims about our competitors’ products or to call them “junk” or “unsafe.” Instead, we should focus on the data and the reasons why our product is the best.

Dealing with Customers
It is vital that we continue to cultivate the trust of our customers. We can do this by providing safe, high-quality products that exceed our customers’ expectations. To this end, we encourage continual and open communication to understand our customers’ needs. It is also essential that we carry out the specifications of contracts between Nordson and our customers, including non-disclosure agreements. We are dedicated to protecting the confidential information with which our customers entrust us.

When dealing with customers, it is important that you never:

•	Impose territorial, customer or end-use restrictions on the customer’s ability to resell our products without the prior approval of the Law Department

•	Attempt to obtain a customer’s agreement that they will buy all of their requirements of a particular product solely from Nordson, that they will deal exclusively with Nordson or that they will not purchase competitive products—unless you have previously consulted with and obtained approval from one of the lawyers in the Law Department

•	Require a customer to buy one product as a condition of your selling the customer another product

•	Offer competing customers different prices, discounts, rebates or other terms of sale for the same or similar products, unless it is necessary to do so to meet the prices being offered by our competitors, customers are buying under a volume discount program, or there is some other business justification for doing so

When it comes to pricing, we may certainly set prices for our products and equipment, or match our competitors’ prices. However, we may never offer different prices for the same product to customers who compete against each other without a legal reason to do so. If you encounter such a situation and are unsure how to proceed, please consult with our Law Department.

Product Quality and Safety
As an industry leader, Nordson is dedicated to ensuring the safety and quality of its products and equipment. Providing safe, reliable, high-quality equipment to our customers is vital to our reputation and continued success. We must follow all applicable laws and regulations regarding product safety, and we must report any concerns regarding product or equipment safety, no matter how minor.

Q: I am a worker in one of our manufacturing facilities, and am building hot melt equipment. Normally, the specification calls for use of a specific fastener. However, today I notice that the fasteners being used seem to be made of a lesser quality metal, which seems strange to me. Should I speak up?

A: Yes, you should report the situation immediately to your supervisor or manager. While sometimes the specification of a component may change, there is also a chance that we are inadvertently using the wrong parts because of a shipment mistake or otherwise. Such an event could affect the quality and safety of our products and even endanger our customers or employees, as well as Nordson’s reputation.

Our Shareholders

Financial Reporting and Disclosure

As a public company, it is vital that we maintain accurate records that give a thorough and honest picture of our financial status. The responsibility falls on each of us to maintain truthful accounting, and we can do this by checking every entry we make in the Company records – financial and otherwise – for precision and completeness.

Certain Nordson personnel—namely the Chief Executive Officer, Chief Financial Officer, senior financial managers and all finance and accounting personnel—are held to an even higher standard of excellence. These employees are expected to be familiar with and adhere to Company accounting practices and financial laws and regulations. In addition, they have to make certain that the information contained in our public financial disclosures is full, fair, accurate and understandable. Our senior financial officers are also required to:

•	Help maintain and assess internal controls and procedures so that Nordson’s reports and disclosures fulfill the requirements of applicable laws and regulations

•	Promptly report to the Chief Financial Officer, Ethics and Compliance Coordinator, the external Helpline and/or the Chairperson of the Audit Committee any gaps or inefficiencies that could impair our public disclosures or reports

•	Openly and honestly interact with those individuals who prepare our financial statements and with our external auditors

•	Ensure that employees who carry out accounting or financial reporting functions know and abide by these principles

To maintain our reputation for financial reporting, each of us must report any accounting or reporting violations that come to our attention.

Q: While out of town on business, I treated a friend to dinner at a moderately priced local restaurant. The bill was more than a typical meal for one person, but not lavish. May I file an expense report to be reimbursed for this dinner?

A: No. The Company will reimburse your dinner expense, but not dinner for your friend. Putting this information on your expense report is dishonest, and is a violation of our Code and Company policy. Whenever recording business expenses, we must be sure to maintain an accurate picture of Nordson’s finances.

Recordkeeping

It is of the utmost importance that we maintain our records in a proper manner by complying with the Records Retention Policy and Records Retention Schedule. This policy describes the steps we should take to correctly identify, store, protect and dispose of Company documents and records.

Additionally, if you are informed that your records are necessary to any ongoing or possible lawsuit, audit or investigation, it is important that you take exceptional care to preserve those records. In such an event, you must not destroy or alter any document relevant to this request. If you are unsure whether such a notice is still in effect, you should contact one of the lawyers in the Law Department.

You may find the Records Retention Policy and Records Retention Schedule by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the Records Retention materials.

Complying with Audits and Government Investigations

We must cooperate with management, auditors and government investigators in connection with any audit or review of our Company. If anyone – whether from the government or elsewhere – requests information related to an ongoing investigation of our Company or a fellow employee, you should seek guidance from one of the lawyers in the Law Department before providing any information.

In all such instances, you are expected to provide accurate and complete information. You must never conceal or falsify business information or attempt to influence or mislead an investigator, nor should you encourage anyone else to behave improperly. Any of these actions is a punishable offense and could lead to termination or put the Company at risk of criminal prosecution.

Insider Trading
During the normal course of our work for Nordson, we may come into possession of material, non-public information about our Company or other companies with which we do business. We have a duty to avoid insider trading, which means that we must not use this information to make decisions about buying or selling stock for financial gain. Information is “material” if it would be considered important by a reasonable investor in determining whether to buy, sell or hold that company’s securities. Information is “non-public” if it has not been disclosed publicly through a press release, earnings release or a Form 8-K filing with the Securities and Exchange Commission. Examples of such material, non-public information include:

•	News of mergers or acquisitions

•	Quarterly or year-end sales and earnings reports

•	News of a significant sale of assets

•	An unannounced stock split

•	Changes in senior management

•	Noteworthy new products or developments

Insider trading laws also forbid “tipping,” or providing material, non-public information to another person who uses that information as the basis for buying or selling stock. To prevent this, you must not disclose this type of information—whether it applies to Nordson or another company—to anyone outside the Nordson organization, including friends or family members. You must also avoid discussing this information with fellow employees unless there is a business need for doing so.

Insider trading and tipping are not only violations of our Code, but also the securities laws of the United States. If you have any questions or concerns regarding insider trading or tipping activities, contact the Law Department for guidance.

You may find the Policy Regarding Trading Nordson Common Shares by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Protection and Ownership of Assets and Information
We are expected to protect Nordson’s assets—including its physical property, proprietary information and intellectual property. Nordson’s physical assets include our equipment, facilities, materials, company funds, documents and the like. Because our Company is publicly traded, these assets belong to our shareholders. Therefore, we must be careful to prevent theft, damage or misuse of Company property. We also must be mindful to use these assets properly.

“Proprietary information” may include patents, cost and pricing information, financial records and trade secrets. Likewise, we should also respect the confidential property of our suppliers, competitors and customers. Doing so is crucial to our continued success and superior financial performance as a global organization.

Our proprietary information is one of our Company’s most valuable assets. The responsibility falls to each of us to ensure confidential and proprietary information is not mistakenly disclosed.

You may find further guidance in the Information Security Program, which is available by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for information regarding this program.

Q: I work in Nordson’s Accounting Department. I’m going to dinner with some friends after work, and don’t have time to take my laptop home first. My laptop has a large amount of confidential financial information stored on it, and I’m worried it will be stolen if I leave it in my car. What should I do with it?

A: You should bring the computer with you into the restaurant or leave it secured in your office space. We must safeguard any Company confidential information we possess. No matter how impractical this may seem at the time, it will benefit all of us in the end.

For more information on laptop security and other information technology policies refer to the Information Security Program and Information Technology Policies by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policies.

Q: A colleague from another company suggested a manufacturing training video that he said was very helpful to his team. I’d like to show it to my team, but it’s quite expensive and I do not have the budget for it. Can I just borrow his video and make a copy?

A: No. Just like written materials, video materials are generally copyrighted. This means that they cannot be copied and sometimes it is even impermissible to borrow the video and show it without the copyright owner’s prior permission. If you want to show the program to your team, you must purchase a legitimate copy of the video.

Proper Use of Company Assets
In general, our use of Nordson assets is meant for business purposes. While we are allowed limited personal use of the internet and other electronic communications, it must not interfere with our job obligations.

We may never use Company-issued electronic communication devices for improper or unethical purposes that could constitute harassment. These include computers, laptops, smartphones, cell phones and other such devices. Misuse of these devices includes communicating sexually explicit or offensive statements, viewing obscene or offensive materials, or using profanity, discriminating or derogatory comments, or threatening or abusive language.

When using Company-provided devices or telecommunication tools, such as voicemail, you should not expect that the information you send or receive is private. While Nordson does not have a practice of continuously monitoring an employee’s electronic communications activity, Nordson does reserve the right to do so. Our Electronic Communication System (“ECS”) Policy provides guidance on how to properly use our computer and network systems and other electronic equipment. You may find the ECS Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Social Media and Networking
There is an increased global participation in online social networking. This includes maintaining profiles on networking sites such as LinkedIn and Facebook, as well as blogging, posting videos to sites such as YouTube, and posting on microblogging sites such as Twitter. During working hours, we may only use social networking for legitimate business purposes after receiving prior approval from a supervisor or manager. More importantly, we must not post anything that could be construed as harassing or discriminatory, reveal any confidential information about Nordson’s business practices or reference any of our customers, business partners or suppliers without their consent. The Corporate Communications Department maintains a presence on social networking sites such as Facebook, Twitter and LinkedIn, and any official statements or postings should be handled only by our Corporate Communications team or its designees within Nordson.

You may find the Social Networking Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Speaking with One Voice

It is important that communications about Nordson are accurate and consistent. Therefore, only designated spokespersons may communicate with the public on Nordson’s behalf. Any media requests or inquiries from investors or securities analysts should be directed to our Corporate Communications Department.

Further, if you are invited to speak on behalf of Nordson, or concerning any aspect of our business, you may only do so with prior approval of your manager. Never attempt to speak publicly about Nordson if you are not authorized or trained to do so.

Nordson’s Public Communications Policy is designed to help us avoid significant liability for Nordson, its subsidiaries and ourselves, and to avoid damage to our brand name and reputation. You may find the Public Communications Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Q: A reporter called to ask for a comment in connection with my work. I know the answer to her question. Can I tell her what she wants to know?

A: No. You should not answer any questions from reporters unless you receive approval from the Company. If you have any questions about your response, you should contact the Corporate Communications Department.

Our Communities

Political and Charitable Contributions

We are encouraged to be active citizens in our communities. However, it is important that we never represent Nordson at any political, civic or charitable event without prior approval from our supervisor or manager. Unless Nordson sponsors the event, participation in these types of activities must be on our own time and at our own expense, and should not interfere with our job duties.

Environmental Protection
It is our belief that we must respect the environment—wherever we do business. This means conducting our business in an environmentally responsible manner, using energy sensibly and complying with applicable laws, regulations and permit requirements. While environmental laws can be complex, if your job involves making decisions about environmental compliance, it is critical that you are familiar with the various laws and regulations that affect the tasks of your job. If you are not confident about a particular process related to your environmental duties, you should refer to our Safety, Health and Environments Policy. You may find the Safety, Health and Environments Policy by accessing the Corporate Governance link under Support Groups on the Nordson Intranet homepage. If you do not have access to the Nordson Intranet, ask your supervisor or manager for a copy of the referenced policy.

Q: As I was handling a customer’s liquid materials during a lab demonstration for a coating system, I accidentally spilled some of the material on the lab floor. What should I do?

A: You should report the incident to your supervisor or manager as soon as you can and immediately consult the material safety data sheet for the material to determine proper cleaning measures. You shouldn’t assume that someone else will take care of things or that an accident is too small to cause concern. The spill could pose a serious threat, so it’s vital to report it at once.

Waivers of Our Code
This Code of Conduct is written to apply to all Nordson directors, officers and employees. In the unusual case where a provision of this Code should be waived, this may only be done through specific procedures. Any waivers of the Code for members of the board of directors or executive officers must be approved by the board of directors. All other waivers must have the written approval of the General Counsel. If such a waiver is granted, Nordson will promptly disclose it as required by law or securities regulations.

Acknowledgement Form

By signing below, I acknowledge that I have received my copy of the Nordson Code of Ethics and Business Conduct (“Code”). I understand that each Nordson employee, director, agent, consultant and contract worker is responsible for knowing and adhering to the principles and standards of this Code.

I further acknowledge and agree that this Code is intended to provide a general overview of our Company’s policies, and does not necessarily represent all such policies and practices in effect at any particular time. I understand my responsibilities in respect to the guidelines, which includes an obligation on my part to raise questions and concerns, report to the corporation any suspected violations of the guidelines and to cooperate with investigations if I am requested to do so.

Finally, I understand that failure to follow this Code may result in disciplinary action, up to and including termination.

Date:

Name (Please Print)

Signature

Index of Contact Information

External Helpline: SAI Global ListenUp

Website: www.listenupreports.com

[Domestic Phone Number]

[International Phone Numbers]

Ethics and Compliance Coordinator

Robert Veillette

Vice President, General Counsel & Secretary (serves as our Ethics and Compliance Coordinator)

Phone:	440.414.5184
E-mail:	Robert.Veillette@nordson.com

Corporate Communications and Investor Relations
Jim Jaye
Director, Communications & Investor Relations
Phone:	440.414.5639
E-mail:	Jim.Jaye@nordson.com

Global Trade Compliance Group
John Dillon
Director, Supply Chain Management
Phone:	440.985.4275
E-mail:	John.Dillon@nordson.com

Mary White: Export Questions
Global Trade Compliance Manager
Phone: E-mail:	440.985-4509 Mary.White@nordson.com

Bachlien Scanlan: Export Questions
Customs and Trade Professional
Phone:	440.985.4542
E-mail:	Bachlien.Scanlan@nordson.com

Manda Bennett: Import Questions
Project Manager, Global Trade Compliance
Phone:	440.985.4877
E-mail:	Manda.Bennett@nordson.com

Barbara Kantola: Product Compliance
Product Compliance Specialist
Phone:	440.985.4203
E-mail:	Barbara.Kantola@nordson.com

Law Department

General Law

Robert Veillette

Vice President, General Counsel & Secretary (serves as our Ethics and Compliance Coordinator)

Phone:	440.414.5184
E-mail:	Robert.Veillette@nordson.com

Melanie Nealis
Senior Corporate Attorney
Phone:	440.414.5499
E-mail:	Melanie.Nealis@nordson.com

Intellectual Property Brad Leaheey
Assistant General Counsel – IP & Assistant Secretary
Phone:	440.414.5387
E-mail:	JB.Leaheey@nordson.com

Ed Wasp
Senior Patent Attorney
Phone:	440.414.5411
E-mail:	Edmund.Wasp@nordson.com

Ray Slattery
Senior Patent Attorney
Phone:	440.414.5632
E-mail:	Raymond.Slattery@nordson.com

Local Human Resources Representative